Exhibit 99.6

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350,

as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Cizzle Brands Corporation (the “Company”) on Form 40-F for the year ended July 31, 2026, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John Celenza, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 28, 2026
/s/ John Celenza
John Celenza
Chief Executive Officer

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed “filed” by the Company for purposes of § 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.